UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-22945

CUSIP Number: 42327L200

(Check One)

☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: HELIOS AND MATHESON ANALYTICS INC.

Address of Principal Executive Office:   Empire State Building, 350 5th Avenue, Suite 7520

         New York, New York 10118

Telephone: (212) 979-8228

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or FORM N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Helios and Matheson Analytics Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 within the prescribed period due to the Company requiring additional time to work internally with its staff and externally with its outside auditors to prepare and finalize the Annual Report. The Company fully expects to file its Form 10-K within the additional time allowed by this notice.

PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Stuart Benson	(646) 780-0044
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss for the fiscal year ended December 31, 2017 is significantly larger than its loss for the fiscal year ended December 31, 2016, due primarily to the costs associated with the Company’s financing activities during 2017, the full year results of the Company’s November 2016 acquisition of Zone Technologies, Inc. and the Company’s December 2017 acquisition of a majority of MoviePass Inc. The Company had increases in revenue and increases in costs of sales, and as mentioned above, the Company had a significant increase in the cost of financing activities. The net loss is expected to be approximately $153 million, of which approximately $101 million is attributable primarily to derivative expenses and other non-cash financing costs and the balance is attributable to loss from operations.

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HELIOS AND MATHESON ANALYTICS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2018	By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

4.    Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.    Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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